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                                  EXHIBIT 20.1



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                         [LETTERHEAD - FEDERAL EXPRESS]


FEDERAL EXPRESS CORPORATION
FIRST QUARTER FISCAL 1995
FINANCIAL RESULTS

FOR IMMEDIATE RELEASE

                      FEDERAL EXPRESS CORPORATION REPORTS
                  86% INCREASE IN NET INCOME FOR FIRST QUARTER

MEMPHIS, September 14, 1994 ... Federal Express Corporation today announced that net income for the quarter ended August 31 was $61.1 million, an 86% increase over last year's first quarter net income of $32.9 million. Earnings per share rose to $1.08 from $0.60 per share last year.

Revenues for the quarter were $2,231.1 million, 11% higher than last year's $2,015.7 million. Operating income increased to $143.0 million from $101.9 million, and pretax income rose to $107.3 million from $60.8 million a year ago.

International operating profit for the first quarter was $22.7 million on international segment revenues of $596.8 million. In last year's first quarter, the international segment reported an operating loss of $33.2 million on revenues of $535.3 million.


                                     -more -
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The company's U.S. domestic operating profit was $120.3 million on revenues of
$1,634.3 million, compared to an operating profit of $135.1 million on revenues of $1,480.4 million in last year's first quarter.

Commenting on the quarter's results, Chairman and Chief Executive Officer Frederick W. Smith said, "This was the eighth consecutive quarter of year-over-year improvement in net income. The increased earnings continue to be primarily due to improved performance in our international segment. International Priority package volumes have increased more than 20% for the past two quarters. In addition, revenues for international airfreight increased this quarter almost 18% year-over-year. Looking forward, our systemwide ISO 9001 certification announced today will further advance FedEx's competitive position overseas."

Chief Financial Officer Alan B. Graf, Jr. said, "We are pleased that our cost per package in the U.S. domestic segment declined 2.7%, year-over-year. However, due in large part to the extremely aggressive pricing environment, revenue per package declined 4.6%. Significant investments are continuing in order to further reduce our cost per package and these investments are contributing to the reduction in our current U.S. domestic profit margins."


                                       ###

Contact:  Tom Martin     901-395-3490 or
          Shirlee Finley 901-395-3463
091494


                                                                               2
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                FEDERAL EXPRESS CORPORATION FINANCIAL HIGHLIGHTS

                            FIRST QUARTER FISCAL 1995
                    (IN THOUSANDS, EXCEPT EARNINGS PER SHARE
                               AND OPERATING DATA)


                                                       THREE MONTHS ENDED
                                                            AUGUST 31
                                                    -------------------------
FINANCIAL RESULTS                                       1994           1993
                                                        ----           ----

Revenues                                          $2,231,127     $2,015,725

Operating Income                                     142,985        101,907

Pretax Income                                        107,267         60,835

Provision for Income Taxes                            46,125         27,984
                                                      ------         ------

Net Income                                           $61,142        $32,851
                                                     -------        -------
                                                     -------        -------

Earnings Per Share                                     $1.08          $0.60
                                                       -----          -----
                                                       -----          -----

Common and Common Equivalent Shares                   56,614         55,186

OPERATING DATA
Operating Weekdays                                        65             65

U.S. Domestic Packages (000)                         122,881        106,131
International Packages (000)                           9,656          7,945
                                                       -----          -----
     Total Package Volume (000)                      132,537        114,076

Avg. Revenue Per U.S. Domestic Package                $13.12         $13.75
Avg. Revenue Per International Package                $39.34         $38.62
     Average Revenue Per Package                      $15.03         $15.48

Average Revenue Per Pound                              $2.39          $2.66
Average Pounds Per Package                               6.3            5.8

International Airfreight Pounds (millions)             135.4          115.6
Average Revenue Per Airfreight Pound                   $1.05          $1.05



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                         [LETTERHEAD - FEDERAL EXPRESS]

                              FINAL MONTHLY VOLUME
                                   AUGUST 1994


FOR IMMEDIATE RELEASE

Memphis, September 14, 1994 ----- Federal Express Corporation announced today that average daily volume of express packages and documents for August 1994 increased approximately 16% compared to August 1993. Details are shown in the table below.



                                                                                          Fiscal Year-To-Date
                                                                                              (3 months)
                                                      August 1994    August 1993         FY1995         FY1994
                                                      -----------    -----------         ------         ------

Total Package Volume (000)                                 46,252         38,094        132,537        114,076

Operating Weekdays                                             23             22             65             65

AVERAGE DAILY PACKAGE VOLUME
  Priority Overnight                                      917,555        834,958        928,651        842,154
  Standard Overnight                                      492,314        416,309        494,958        416,969
  Economy Two-Day                                         453,124        360,004        463,850        371,200
   U.S. Express Freight (OFS/F-2)                           2,865          2,295          3,022          2,462
  International Priority                                  145,103        118,000        148,548        122,230
                                                          -------        -------        -------        -------

Total Average Daily Package Volume                      2,010,961      1,731,566      2,039,029      1,755,015

  Percent Change in Average
   Daily Package Volume                                     16.1%                         16.2%

TOTAL INTERNATIONAL AIRFREIGHT
  (millions of pounds)                                       46.7           39.2          135.4          115.6

Note: Package volumes as reported do not equal package "pickups." The number of pickups is adjusted to reflect the percentage of deliveries completed during the respective period. Consequently, the two methods may arbitrarily produce slightly different year-over-year comparisons. For example, the year-over-year change in average daily package "pickups" was 16.6% for August and 15.7% fiscal year-to-date.



Contact:  Tom Martin          901/395-3490
          Shirlee Finley      901/395-3463


091494